SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 10,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2003, occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		136,660,934	0.05	0.03
Shares	Preferred		3,126,320,226	1.06	0.57
Operations in the Month
Securities/ Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1000 shares)	Volume (R$)
Shares	Preferred	Elite	Sell	04/11	31,000,000	13.90	430.315.75
Shares	Preferred	Warburg	Sell	13/11	12,600,000	13.96	175.655.53
Shares	Preferred	Pactual	Sell	14/11	6,300,000	14.05	88.394.48
Shares	Preferred	Warburg	Sell	14/11	26,200,000	14.02	366.826.21
Shares	Preferred	Warburg	Sell	17/11	2,600,000	13.88	36.034.25
Shares	Preferred	Griffo	Sell	24/11	93,100,000	14.05	1.306.612.25
Shares	Preferred	Warburg	Sell	24/11	5,000,000	14.00	69.792.09
Shares	Preferred	Griffo	Sell	27/11	144,900,000	14.45	2.091.653.01
Shares	Preferred	Banespa	*	28/11	9,900,00	0	0
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	%
			Same Class and Type	Total
Shares	Common	136,660,934	0.05	0.03
Shares	Preferred	2,794,720,226	0.95	0.51
* The transactions represent the operation with loan in the capacity of donor.

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		234,687,526	0.18	0.07
Shares	Preferred		1,446,758	0.00	0.00
Operations in the Month
Securities / Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1000 shares)	Volume (R$)
Shares	Common	Elite	Buy	04/11	25,000,000	17.29	430.332.67
Shares	Common	Pactual	Buy	14/11	5,000,000	17.50	87.619.14
Shares	Common	Warburg	Buy	14/11	20,600,000	17.27	356.244.10
Shares	Common	Griffo	Buy	24/11	76,400,000	17.57	1.344.454.17
Shares	Common	Warburg	Buy	24/11	2,000,000	17.50	35.103.95
Shares	Common	Griffo	Buy	27/11	115,800,000	18.04	1.019.638.84
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	%
			Same Class and Type	Total
Shares	Common	479,487,526	0.36	0.13
Shares	Preferred	1,446,758	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2003, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		418,154	0.00	0.00
Shares	Preferred		0	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		418,154	0.00	0.00
Shares	Preferred		0	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		9,346	0.00	0.00
Shares	Preferred		9,348	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		9,346	0.00	0.00
Shares	Preferred		9,348	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2003, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		39	0.00	0.00
Shares	Preferred		273	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		39	0.00	0.00
Shares	Preferred		273	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer